Prudential Investment Portfolios 5

655 Broad Street, 6th Floor

Newark, New Jersey 07102

July 23, 2026

Securities and Exchange Commission,

100 F Street, N.E.

Washington, DC 20549

Re: Prudential Investment Portfolios 5

Request to Withdraw Post-Effective Amendment No. 75 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 76 to the Registration Statement under the Investment Company Act of 1940

(Securities Act File No. 333-82621 and Investment Company Act File No. 811-09439)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned Registrant respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 75 to the Registration Statement under the 1933 Act and Amendment No. 76 to the Registration Statement under the Investment Company Act of 1940 (Accession Number 0001090155- 26-000002), as filed with the SEC on July 21, 2026 (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(1) under the 1933 Act to facilitate the Staff’s review of proposed changes to each Fund’s investment strategy and related disclosure being made in connection with the Funds’ compliance with the amendments to Rule 35d-1under the 1940 Act, which recently became effective. The Registrant is requesting withdrawal of the Registration Statement due to the inadvertent omission of a supplement to the Statement of Additional Information that was intended to be included as part of the filing. The Registrant notes that the Registration Statement was not expected to be effective until on or about September 19, 2026 and that no securities have been sold based on the Registration Statement. A new Registration Statement was filed (Accession Number 0001090155-26-000004) to correct the inadvertent omission described above.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any questions you may have concerning this application to Melissa Gonzalez at 973-367-7659. We thank you for your assistance with this filing.

* * *

Respectfully submitted,

/s/ Melissa Gonzalez Melissa Gonzalez